Filed by DISH Network Corporation (Commission File No. 001-39144)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: EchoStar Corporation (Commission File No. 001-33807)

From: Employee Communications <employeecommunications@dish.com>
Date: Tue, Aug 8, 2023 at 5:35 AM
Subject: Note from Charlie: DISH and EchoStar Corporation

To:

Team,

I’m excited to announce that DISH has entered into an agreement to combine with EchoStar Corporation in an all-stock merger.

Many of you know, DISH and EchoStar were once the same company. Our organization spun off EchoStar in 2008 so we could focus on better managing our growing pay-TV business and providing great service, technology and value to consumers.

As the needs of our business evolved, in 2017 we acquired assets from EchoStar to help improve the DISH TV and Sling TV customer experiences, and then in 2019 we acquired EchoStar’s Broadcast Satellite Service business, which included satellites and additional team members.

Now, merging is the next step for the two companies to realize the potential of our combined portfolio and complementary strengths. At its core, this transaction is all about growth and building a long-term sustainable business.

With DISH’s satellite and streaming services, our consumer brands in both pay-TV and retail wireless, and our first-of-its-kind, cloud-native 5G network and spectrum assets, coupled with EchoStar’s premier satellite communications solutions, network services and worldwide S-band spectrum rights, our combined company will create a global leader in terrestrial and space connectivity, to deliver on our Vision: To Change the Way the World Communicates.

We’ll be uniquely positioned to deliver a broad set of communication and content distribution capabilities, accelerating the delivery of satellite and wireless solutions critical to customers. In addition, by adding EchoStar’s consumer and enterprise businesses and engineering capabilities, we’ll have greater resources and the financial flexibility to deliver connectivity and value to individual consumers, enterprises and governments around the world.

We expect the transaction to close in the fourth quarter. The combined company will be led by Hamid Akhavan, currently the CEO and President of EchoStar Corporation. John Swieringa will become President, Technology & Chief Operating Officer of the combined company.

Erik Carlson has decided that he will depart from DISH once the transaction closes. Erik has served our organization tirelessly throughout his 28-year career. From his early days as an account executive in our Chicago office all the way to President and Chief Executive Officer, and a member of our Board of Directors, Erik’s dedication to DISH Nation, our team members and customers has meant a great deal. In the coming weeks and months, please join me in wishing him the very best.

Additional leadership announcements and information will be shared prior to the closing between EchoStar and DISH.

Please check out The HOP for a video message from John Swieringa and myself with further details that will tell you more about how this is important to our business.

Thank you for your dedication to our customers and your support of our business as we enter a new and exciting chapter for growth.

Charlie

*           *           *

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events that may not prove to be accurate. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond DISH Network Corporation’s (“DISH Network”) control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Factors that could cause actual results to differ materially from those expressed or implied include the factors discussed under the section entitled “Risk Factors” of DISH Network’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”). DISH Network undertakes no obligation to update or supplement any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. These factors include, without limitation: the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between DISH Network and EchoStar Corporation (“EchoStar”); the effect of the announcement of the proposed transaction on the ability of DISH Network and EchoStar to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction; DISH Network’s ability to achieve the anticipated benefits from the proposed acquisition of EchoStar; other risks related to the completion of the proposed transaction and actions related thereto; risk factors related to the current economic environment; significant transaction costs and/or unknown liabilities; risk factors related to pandemics or other health crises; risk factors related to funding strategies and capital structure; and risk factors related to the market price for DISH Network’s respective common stock and other securities.

These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 that will include as a prospectus a joint information statement of the type contemplated by Rule 14c-2 of the Securities Exchange of 1934, as amended (the “Exchange Act”), and be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the joint information statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to DISH Network’s and EchoStar’s respective periodic reports and other filings with the SEC, including the risk factors identified in each of DISH Network’s and EchoStar’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither DISH Network nor EchoStar undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, DISH Network and EchoStar intend to prepare a joint information statement for its respective stockholders containing the information with respect to the transaction contemplated by Rule 14c-2 of the Exchange Act and describing the proposed transaction. DISH Network intends to file with the SEC a registration statement on Form S-4 that will include the joint information statement. The joint information statement will also be filed with the SEC. Each of DISH Network and EchoStar may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement, the joint information statement or any other document that DISH Network or EchoStar may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint information statement (if and when available) and other documents containing important information about DISH Network, EchoStar and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by DISH Network will be available free of charge on its website at https://ir.dish.com/. Copies of the documents filed with the SEC by EchoStar will be available free of charge on its website at https://ir.echostar.com/.